Exhibit 3.2

CERTIFICATE OF AMENDMENT OF BYLAWS OF
SIPEX CORPORATION

Clyde R. Wallin, Secretary of Sipex Corporation, a Delaware corporation (the “Company”), hereby certifies that by written consent on November 30, 2006, the Company’s Board of Directors amended Section 3.3 of the Company’s Amended and Restated Bylaws to read as follows:

“Section 3.3 Election and Qualification of Directors

Except as provided in the Certificate or Section 3.4 of these Bylaws, directors shall be classified, with respect to the time for which they severally hold office, into three (3) classes, as nearly equal in number as possible with Class I to be originally elected for a term expiring at the first annual meeting of stockholders to be held after November 30, 2006, Class II to be originally elected for a term expiring at the second annual meeting of stockholders to be held after November 30, 2006, and Class III to be originally elected for a term expiring at the third annual meeting of stockholders to be held after November 30, 2006, with each class to hold office until its successor is duly elected and qualified. At each succeeding annual meeting of stockholders, commencing with the first annual meeting (a) directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (b) if authorized by a resolution of the Board, directors may be elected to fill any vacancy on the Board, regardless of how such vacancy shall have been created (as set forth in Section 3.4 below).

Directors need not be stockholders unless so required by the Certificate or these Bylaws, wherein other qualifications for directors may be prescribed.

Elections of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot and, subject to the rights of the holders of any Preferred Stock of the corporation to elect additional directors under specified circumstances, a plurality of the votes cast thereat shall elect directors. The ballot shall state the name of the stockholder or proxy voting or such other information as may be required under the procedure established by the Chairman of the meeting. If authorized by the Board, such requirement of a ballot shall be satisfied by a ballot submitted by electronic transmission provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic submission was authorized.”

Executed and effective as of November 30, 2006.

/s/ Clyde R. Wallin
Clyde R. Wallin, Secretary